UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BLADE AIR MOBILITY, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

092667104

(CUSIP Number)

RB Lift LLC
667 Madison Ave, 16th Floor
New York, NY 10065
Telephone: (212) 235-1000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 27, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: RB Lift LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,479,826(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,479,826(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,479,826(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.83%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: RB Gazelle Aviation LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,223,826(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,223,826(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,223,826(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.48%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: RB KP Gazelle Co-Invest, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 96,000(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 96,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 96,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.13%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: RB KP Gazelle Co-Invest PA, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 160,000(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 160,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 160,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.22%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: RedBird Capital Partners L.P. (f/k/a RedBird Capital Partners LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,479,826(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,479,826(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,479,826(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.83%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: Gerald Cardinale
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 347,662
	8	SHARED VOTING POWER: 3,479,826(1)
	9	SOLE DISPOSITIVE POWER: 347,662
	10	SHARED DISPOSITIVE POWER: 3,479,826(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,827,488(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.31%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	Please see Item 5.

Item 1.	SECURITY AND ISSUER.

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D filed with the SEC on January 19, 2023 (the “Original Schedule 13D” and, as amended, the “Schedule 13D”) relating to the Blade Air Mobility, Inc., a Delaware corporation (the “Issuer”), with respect to the Class A Common Stock, par value $0.0001 per share (the “Common Stock”) of the Issuer. Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is hereby amended to add at the end thereof:

On March 27, 2023, pursuant to the Nomination Rights Agreement (as defined in Item 6), the Reporting Persons nominated Andrew Lauck to serve as a director on the Issuer’s board of directors (the “Board”).

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 (a) and (b) of the Original Schedule 13D are amended and restated as follows:

(a), (b). Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 72,035,618 shares of Common Stock of the Issuer outstanding as of March 6, 2023, as reported in the Issuer’s Form 10-K filed with the SEC on March 16, 2023.

3,479,826 shares of Common Stock are directly held by RB Lift.

Aviation is a member of RB Lift and may be attributed beneficial ownership of 92.64% of the shares directly held by RB Lift. Gazelle Aggregator is the sole member of Aviation and GenPar is the general partner of Gazelle Aggregator.

Co-Invest and Co-Invest PA are members of RB Lift and may be attributed beneficial ownership of 2.76% and 4.60%, respectively, of the shares directly held by RB Lift. Gazelle Co-Invest Manager is the manager for both of Co-Invest and Co-Invest PA. Holdings is the sole member of Gazelle Co-Invest Manager.

Capital Partners is the sole manager of GenPar and Holdings. Mr. Cardinale controls both of Holdings and Capital Partners, and as such has voting and investment discretion with respect to the reported securities directly held by RB Lift, in addition to the 347,662 shares of Common Stock held by Mr. Cardinale individually.

This Schedule 13D shall not be deemed an admission that any of the Reporting Persons or any of Gazelle Aggregator, GenPar, Gazelle Co-Invest Manager or Holdings is the beneficial owner of the reported securities for purposes of Section 13(d) or for any other purposes.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original Schedule 13D is amended and restated in its entirety as follows:

Nomination Rights Agreement

On March 27, 2023, following the Issuer’s appointment of Andrew Lauck to the Board, each of the Observation Rights Agreement and the Observation Compliance Agreement was terminated in its entirety pursuant to the terms thereof. Mr. Lauck was appointed to the Board pursuant to a nomination rights agreement (the “Nomination Rights Agreement”), entered into by the Issuer and RB Lift and dated as of March 27, 2023, which provides, among other things, that for so long as RB Lift and its affiliates beneficially own at least 5% of the Issuer’s outstanding common stock, RB Lift is entitled to nominate one director (the “RedBird Nominee”) to serve on the Board as a Class II director. The Nomination Rights Agreement also provides that the RedBird Nominee will be appointed by the Board to serve on the Audit Committee of the Board, subject to certain conditions, including the satisfaction of applicable independence requirements and the agreement of the RedBird Nominee to serve in such capacity. In the event that the RedBird Nominee ceases to serve as a director for any reason (other than the failure of the stockholders of the Issuer to elect such individual as a director or the termination of the nomination right), RB Lift will have the right to designate a replacement nominee pursuant to the terms set forth in the Nomination Rights Agreement. The Nomination Rights Agreement will remain in effect until the earliest to occur of: (i) the Issuer’s 2026 annual meeting of stockholders, (ii) RB Lift and its affiliates beneficially owning less than 5% of the Issuer’s outstanding shares of common stock and (iii) the written consent from RB Lift and the Issuer to terminate the Nomination Rights Agreement. The RedBird Nominee must offer to irrevocably tender his or her resignation to the Board within five business days of the termination of the Nomination Rights Agreement.

The foregoing description of the Nomination Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text thereof, which is filed hereto as Exhibit 99.3 to this Schedule 13D and are incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

99.3	Nomination Rights Agreement, dated March 27, 2023, by and between Blade Air Mobility, Inc. and RB Lift LLC

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2023

RB LIFT LLC

By:	/s/ Andrew Lauck
	Name:	Andrew Lauck
	Title:	President

RB GAZELLE AVIATION LLC

By:	/s/ Gerald Cardinale
	Name:	Gerald Cardinale
	Title:	Authorized Signatory

RB KP GAZELLE CO-INVEST, LLC

By:	/s/ Gerald Cardinale
	Name:	Gerald Cardinale
	Title:	Authorized Signatory

RB KP GAZELLE CO-INVEST PA, LLC

By:	/s/ Gerald Cardinale
	Name:	Gerald Cardinale
	Title:	Authorized Signatory

REDBIRD CAPITAL PARTNERS L.P.

By:	/s/ Gerald Cardinale
	Name:	Gerald Cardinale
	Title:	Authorized Signatory

GERALD CARDINALE

By:	/s/ Gerald Cardinale
	Name:	Gerald Cardinale